As submitted to the Securities and Exchange Commission on March 27, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL

REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-month period ended December 31, 2016

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

1985 Isaac Newton Square West, Suite 103 Reston, VA 20190

Telephone: (571) 325-2966

(Address, and telephone number principal executive offices)

Mark L. Rockefeller

Chief Executive Officer

StreetShares, Inc.

1985 Isaac Newton Square West, Suite 103 Reston, VA 20190

Telephone: (571) 325-2966

(Name, address, and telephone number, of agent for service)

with copies to:

David G. Toro, Esq.	Brian S. Korn, Esq.

General Counsel and Chief Compliance Officer StreetShares, Inc. 1985 Isaac Newton Square West, Suite 103 Reston, VA 20190 Telephone: (571) 325-2966	Manatt, Phelps & Phillips, LLP 7 Times Square New York, NY 10036 Telephone: (212) 790-4500

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are an online platform for financing products. As of December 31, 2016, we have produced more than $20 million in loans, lines of credit and invoice purchases and have collected more than $10.7 million in customer payments since we made our first loan in July 2014. We generate revenue through auction success fees, origination fees, and servicing fees we charge to institutional and accredited investors, and interest and fees generated by the portion of each loan we fund through our direct lending account. As an early-stage company, rapid growth in both revenue and expenses is expected.

Operating Results

Revenues

For the six-month period ended December 31, 2016, we had revenues of $277,883 compared to $145,019 in the six-month period ended December 31, 2015. The increase is a result of the growth of our lending operations and the recognition of auction success fees, origination fees, servicing fees, and interest revenues.

Operating Expenses

For the six-month period ended December 31, 2016, we had operating expenses of $3,038,123 compared to $1,479,970 in the six-month period ended December 31, 2015. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and professional fees. The significant year over year increase is due to Company growth over that time period.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, bank lines of credit, revenues, Reg A+ security purchases, and institutional and accredited investments in our loans.

Equity and Convertible Debt Financings

In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.4 million from the sale of convertible promissory notes that converted to preferred stock pursuant to our February through June 2016 Series A Round equity raise of an additional nearly $5.5 million. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes. We expect additional convertible debt and equity financings in calendar year 2017.

Lines of Credit

In June of 2014 and December 2014, we closed on lines of credit from EagleBank for a maximum of $100,000 and $400,000, respectively. As of June 30, 2016, both lines of credit were closed and our balance under both lines was $0. In December 2015, the Company closed on an additional line of credit from Endeavor Capital Management, LLC. As of Decemeber 31, 2016, our balance under this line was $452,695. Endeavor Capital Management, LLC is an affiliate of Endeavor Equity Holdings LLC, which has made an equity investment in StreetShares, Inc. and holds a board seat.

2

Operating Activities

Cash flows from operating activities primarily include net losses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Operating and Capital Expenditure Requirements

Approximately $5.5 million in new funds was raised during our February through June 2016 Series A Round equity raise. Those funds, together with our existing cash reserves, borrowing capacity under our current debt lines, and access to institutional investor, accredited investor, and Reg A+ investor capital to fund loans, is sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan. If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. We intend to raise an additional equity “B Round” in calendar year 2017. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Originations

Our revenues have grown since our inception in 2013 primarily as a result of launching our first loan product in July 2014 and subsequent growth in originations. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.

Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these members as well as continue to increase our analytics spending to better identify potential members. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct and strategic partner channels. As we have invested more funds in our marketing efforts, such as conference sponsorship and speaking events, and focused on growing strategic partnerships, the relative share of each channel to our originations to new customers and to all customers has increased. We expect this trend to continue to the extent that we increase our investment in our direct and strategic partner channels.

We believe the behavior of our repeat borrower members will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue.

3

Summary of Critical Accounting Policies

The accompanying unaudited consolidated financial statements of StreetShares, Inc. and its consolidated subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information, as required by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 270, Interim Reporting, and with the instructions to Form 1-SA and Rule 8-03 of Regulation S-X. Accordingly, they do not include all the information and footnotes required for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting of normal recurring items, have been included. Operating results for the six-month period ended December 31, 2016 are not necessarily indicative of the results that may be expected for the full year or for any future interim period. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements in StreetShares, Inc.’s Annual Report on Form 1-A for the year ended June 30, 2016.

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this report (see pages F-6 – F-10), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Cash and Cash Equivalents

The term “cash”, as used in the accompanying consolidated financial statements, includes currency on hand in checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation limits. As of December 31, 2016, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant credit risk.

Loan Assets

We originate term loans that can be categorized as short-term (maturity less than 1 year) and long-term (maturity greater than 1 year). We value the full value of our loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. As of December 31, 2016, we had originated 835 term loans and/or line of credit draws and reported $8,061,789 in loan assets.

Allowance for Loan Losses

The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.

We evaluate the creditworthiness of the portfolio on an aggregated basis. We use a proprietary forecasted loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective, as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. Since inception through December 31 2016, we originated 835 term loans and have an aggregate original principal balance of $8,061,789. During that same time, we have charged off 23 loans, with a combined principal balance of $380,804.

4

 Impaired and Charged Off Loans

Our loans are paid back on a weekly basis. We consider a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in our judgment, will continue to make their payments as scheduled.

Generally, after 150 days of delinquency, we will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when we determine it is probable that they will be unable to collect all of the remaining principal payments. Since inception through December 31, 2016, we have charged off 23 loans, with a combined principal balance of $380,804.

Property, Equipment, and Software

Property, equipment and software (“PE&S”), consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 5-year useful life. All other PE&S assets are estimated to have a 2 – 5 year useful life or lease-term, if shorter, for leasehold improvements.

Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs are capitalized beginning when the preliminary project stage is completed, we have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.

Loans and Payable to Investors

The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower and available for purchase by accredited (Reg. D) investors. Investors specify the amount to fund of each loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. At this time, StreetShares MPDNs are available to accredited (Reg. D) investors only.

Revenue Recognition

The Company generates revenue primarily through interest, origination fees, auction success fees, late/other fees, and servicing fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next scheduled payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method.

5

Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portions of these fees are provided to the loan investors on a weighted basis by principal invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

Income Taxes

We recognize deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

We file income tax returns in the United States for federal, state, and local jurisdictions, where necessary. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of December 31, 2016, includes all returns filed since our inception. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation

Our stock based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.  For the period July 5, 2013  (inception) through December 31, 2016, the Company has incurred $37,271 of stock-based compensation expense.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense for the six-month period ended December 31, 2016 was $927,998.

6

Item 2.	OTHER INFORMATION

Nothing to disclose.

7

Item 3.	FINANCIAL STATEMENTS

Consolidated Financial Statements

As of and for the Six-Month Periods Ended
December 31, 2016 and for December 31, 2015 and
as of and for the Year Ended June 30, 2016

F-1

StreetShares, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2016 (unaudited) and June 30, 2016 (audited)

	Unaudited	Audited
	December 31, 2016	June 30, 2016

Assets
Cash and cash equivalents	$1,633,244	$3,510,618
Reserve for Reg A+	62,055	-
Advances from Reg. D and Institutional investors	776,012	764,963
Accounts receivable factored invoices	58,376	-
Loans, net	7,611,929	5,536,057
Notes due from shareholders	-	340,000
Accrued interest receivable	25,534	23,754
Prepaid expenses	136,373	99,145
Property, equipment, and software, net	80,026	47,940
Other assets	12,339	6,193

Total Assets	$10,395,888	$10,328,670

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$140,562	$166,271
Accrued expenses	142,254	93,091
Payable to Reg D and Institutional investors	7,387,227	5,699,888
Payable to Reg A+ investors	656,675	52,652
Accrued interest payable	39,255	24,501
Deferred revenue	33,187	22,141
Notes payable	300,183	11,284
Line of credit	452,695	252,567
Net advances owed to stockholders	32,819	33,535
Other liabilities	111,239	80,569

Total Liabilities	9,296,096	6,436,499

Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of December 31, 2016 and June 30, 2016 (liquidation preference value of $1,200,000 as of December 31, 2016 and June 30, 2016)	1,200,000	1,200,000
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued and outstanding as of December 31, 2016 and June 30, 2016 (liquidation preference value of $8,006,166 as of December 31, 2016 and $8,007,568 as of June 30, 2016)	8,006,166	8,007,568

Stockholders' Deficit
Common stock; $0.0001 par value; 40,400,000 shares authorized; 10,030,396 shares issued and 9,745,017 outstanding as of December 31, 2016 and 10,030,396 shares issued and 9,412,608 outstanding as of June 30, 2016	1,003	1,003
Additional paid-in capital	172,979	142,610
Treasury stock, at cost, 285,379 shares as of December 31, 2016 and 617,788 shares as of June 30, 2016	(29)	(62)
Accumulated deficit	(8,280,327)	(5,458,948)

Total stockholders' deficit	(8,106,374)	(5,315,397)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$10,395,888	$10,328,670

The accompanying notes are an integral part of these consolidated financial statements.

F-2

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Six-Month Periods Ended December 31, 2016 (unaudited) and December 31, 2015 (reviewed)

	Unaudited	Reviewed
	December 31, 2016	December 31, 2015

Operating Revenue
Auction success fees	$213,879	$114,654
Origination fees	6,158	14,191
Service fees	48,754	16,174
Other loan revenue	9,092	-

Total operating revenue	277,883	145,019

Net Interest Income (Expense)
Interest income	60,707	40,549
Interest expense	(46,802)	(77,950)

Total net interest income (expense)	13,905	(37,401)

Provision for Loan Losses	(74,317)	(6,563)

Net revenue	217,471	101,055

Operating Expenses
Payroll and payroll taxes	1,477,397	742,399
Professional fees	87,044	222,711
Marketing expenses	927,998	206,320
Fees and subscriptions	233,061	138,511
General and administrative	37,357	14,535
Rent expense	31,952	31,952
Depreciation and amortization	11,419	10,808
Other operating expenses	231,896	112,734

Total operating expenses	3,038,124	1,479,970

Other (Expense) Income
Loss on sale of asset	(776)	-
Other income	50	25,000

Total other (expense) income	(726)	25,000

Net Loss	$(2,821,379)	$(1,353,915)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Six-Month Period Ended December 31, 2016 (unaudited) and for the Year Ended June 30, 2016 (audited)

	Redeemable Stock		Redeemable Stock		Stockholders' Deficit
	Series Seed		A Round Series				Additional				Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, June 30, 2015 (audited)	4,735,924	$1,200,000	-	$-	10,030,396	$1,003	$261,430	-	$-	$(2,157,451)	$(1,895,018)

Repurchase of Common Stock	-	-	-	-	-	-	-	(1,237,500)	(124)		(124)

Issuance of Common Stock	-	-	-	-	-	-	26,712	602,287	60	-	26,772

Conversion of Convertible Promissory Notes	-	-	5,124,786	2,570,394	-	-	-	-	-	-	-

Issuance of Series Seed Preferred Stock	-	-	9,363,289	5,525,000	-	-	-	-	-	-	-

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-	566	17,425	2	-	568

Stock Warrants	-	-	-	-	-	-	88,534	-	-	-	88,534

Stock Compensation	-	-	-	-	-	-	11,548	-	-	-	11,548

Debt Discount on Convertible Notes - Net of Tax	-	-	-	-	-	-	(246,180)	-	-	-	(246,180)

Direct Cost of Stock Issued	-	-	-	(87,826)	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	-	-	-	(3,301,497)	(3,301,497)

Balance, June 30, 2016 (audited)	4,735,924	$1,200,000	14,488,075	$8,007,568	10,030,396	$1,003	$142,610	(617,788)	$(62)	$(5,458,948)	$(5,315,397)

Issuance of Common Stock	-	$-	-	$-	-	$-	$12,598	332,409	$33	$-	$12,631

Stock Warrants	-	-	-	-	-	-	(552)	-	-	-	(552)

Stock Compensation	-	-	-	-	-	-	18,323	-	-	-	18,323

Direct Cost of Stock Issued	-	-	-	(1,402)	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	-	-	-	(2,821,379)	(2,821,379)

Balance, December 30, 2016 (unaudited)	4,735,924	$1,200,000	14,488,075	$8,006,166	10,030,396	$1,003	$172,978	(285,379)	$(29)	$(8,280,327)	$(8,106,374)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended December 31, 2016 (unaudited) and December 31, 2015 (reviewed)

	Unaudited	Reviewed
	December 31, 2016	December 31, 2015

Cash Flows from Operating Activities
Net loss	$(2,821,379)	$(1,353,915)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	11,419	10,808
Loss on sale of asset	776	-
Stock compensation expense	18,323	4,704
Warrant expense	(552)	-
Provision for loan losses	74,317	6,563
Interest on convertible notes	-	74,089
Changes in assets and liabilities:
Accounts receivable factored invoices	(58,376)	-
Reserve for Reg A+	(62,055)	-
Advances from investors	(11,049)	(67,296)
Note due from investors	-	(5,702)
Prepaid expenses and other assets	(43,373)	14,322
Loans	(2,268,752)	(2,190,937)
Accrued interest receivable	(1,780)	(13,425)
Deferred revenue	11,046	21,382
Accounts payable	(25,709)	143,966
Accrued expenses	49,163	(116,426)
Payable to Reg D and Institutional investors	1,805,902	2,290,177
Payable to Reg A+ investors	604,024	-
Accrued interest payable	14,754	7,525
Other liabilities	30,669	(12,809)

Net cash used in operating activities	(2,672,632)	(1,186,975)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(44,531)	(1,131)
Proceeds from sale of equipment	250	-

Net cash used in investing activities	(44,281)	(1,131)

Cash Flows from Financing Activities
Line of credit	200,128	360,852
Notes payable	288,899	-
Decrease in net advances owed to stockholders	(716)	(7,163)
Decrease in notes due from shareholders	340,000	-
Issuance of common stock	12,598	8,545
Purchase of treasury stock	33	(124)
Series A closing cost	(1,402)	-
Early exercise of stock options	-	14,847

Net cash provided by financing activities	839,540	376,956

Net Decrease in Cash and Cash Equivalents	(1,877,373)	(811,150)

Cash and Cash Equivalents, beginning of change to period	3,510,618	1,542,482

Cash and Cash Equivalents, end of change to period	$1,633,245	$731,334

Supplemental Information
Cash paid for interest	$32,048	$53,449

The accompanying notes are an integral part of these consolidated financial statements.

F-5

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 1 - Organization

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates five subsidiaries: StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013; StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014; StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015; and STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS, and STR. Collectively, these entities are known as “the Company”.

The Company’s principal activity is providing business financing products to small businesses located throughout the United States. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, three years, and five years from July 2014 to June 2015. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, and three years from July 2015 to December 2015. The Company offered loans from $2,000 to $100,000 for terms of three months, six months, one year, 18 months, two years, and three years from January 2016 to June 2016. Effective July 1, 2016, the Company offers loans from $2,000 to $150,000 for terms of three months, six months, one year, 18 months, two years, and three years. The Company introduced a Line of Credit product on April 1, 2016. In December 2016, the Company began purchasing invoice receivables from small businesses with U.S. government contracts.

The Company makes an investment representing a portion of every approved loan and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D and Institutional”) loan investors bid an amount of the loan at the interest rate specified by the Company. Prior to August 15, 2016, the potential Reg. D and Institutional investor bid an amount of the loan and required interest rate, then at the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount were consolidated into one term loan for the borrower at the weighted average rate. Each Reg. D and Institutional investor who won the auction received their required interest rate.

The Company qualified for Regulation A+ (“Reg. A+”) from the Security and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes to investors. StreetShares Notes are offered at a fixed rate at a minimum investment of $25. The proceeds of the StreetShares Notes offering are used primarily to fund loans made on the Company’s marketplace.

The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC, SSF, SSIS, and STR. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities (“VIE”).

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, the valuation of deferred tax assets, and the fair value of convertible debt. The Company bases its estimates on historical experience, current events, third party valuations, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

F-6

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Cash and Cash Equivalents - The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Advances from Reg. D and Institutional Investors - The Company requires cash deposits from prospective Reg. D and Institutional investors (lenders) in anticipation of their participation in future loan auction activities. Deposits are refundable and, accordingly, are included as a component of Payable to Reg. D and Institutional investors.

Loans - The Company values their loans at the principal balance outstanding reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent upon conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and Institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and Institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and Institutional investors.

Impaired and Charged-Off Loans - The Company’s loans are paid back on a weekly basis. The Company considers a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.

Generally, after 150 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining balance. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.

Accounts Receivable Factored Invoices - In December 2016, the Company began offering advances to government factoring small businesses. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of factored receivables. ALL is not applied to these advances as the Company feels there is no risk as all purchased invoice receivables are payable from the U.S. government. As of December 31, 2016, the funds employed (factored receivables less amount due to factoring clients) were $58,376.

F-7

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Unfunded Loan Accrual and Off-Balance Sheet Exposure - The Company began offering a line of credit product in April 2016. An accrual is recognized for the Company’s credit loss on the unfunded exposure of the line of credit and an expense is recorded in other operating expense. The credit loss is calculated using the same method as the allowance for loan losses. Based on historical data, 71 percent is expected to be drawn. The Company expects to fund approximately 12 percent of the amount expected to be drawn. Reg. D and Institutional investors have the ability to, but are not obligated to, fund the remaining 88 percent of the amount expected to be drawn.

As of December 31, 2016 and June 30, 2016, the total line of credit unfunded credit exposure was approximately $3,860,142 and $300,000, respectively, of which approximately $328,884 and $36,000, respectively, was related to the undrawn exposure expected to be funded by the Company. As of December 31, 2016 and June 30, 2016, the total line of credit unfunded credit loss was approximately $149,085 and $13,816, respectively, of which approximately $17,890 and $1,658, respectively, was related to the undrawn exposure expected to be funded by the Company.

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consist of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five year useful life. All other PE&S assets are estimated to have a two to five year useful life or lease-term, if shorter, for leasehold improvements.

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally two to five years.

PE&S consisted of the following:

	Estimated Useful Life	December 31, 2016	June 30, 2016

Computer and electronics	5 years	$63,977	$51,565
Office equipment, furniture, and fixtures	5 years	3,543	3,543
Capitalized internal-use software	3 years	45,212	22,812
Leasehold improvements	life of lease	1,150	1,150
Patent		9,130	1,130

		123,012	80,200
Less: accumulated depreciation and amortization		(42,986)	(32,260)

Property, Equipment, and Software, net		$80,026	$47,940

Depreciation and amortization expense for the six-month periods ended December 31, 2016 and December 31, 2015 was approximately $11,419 and $10,808, respectively, of which $4,593 and $2,296, respectively, related to amortization of deferred financing costs.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

F-8

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Loans and Payable to Reg. D and Institutional Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note from the borrower. Reg. D and Institutional investors specify the amount and rate they require to fund that portion of the loan and that the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and Institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the Reg. D or Institutional investor, less applicable servicing fees. MPDNs are available to accredited investors only. Some Institutional investors purchase actual loan participations and not MPDNs.

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next payment date. Service fees are fees charged to Reg. D and Institutional investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan Reg. D and Institutional investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

The Company generates revenue on factored advances through interest income, factor fees, commitment fees, and enrollment fees. Interest income on factored advances is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables.

The Company generates revenue through service fees charged to Reg. A+ investors. Service fees are fees charged to Reg. A+ investors for all payments made to the Reg. A+ investors in accordance with the terms of the investor membership agreement.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of December 31, 2016, includes all returns filed since the Company’s inception. No income tax returns are currently under examination by taxing authorities.

F-9

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Accounting for Stock-Based Compensation - The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs - All advertising costs are expensed as incurred. Advertising expense for the six-month periods ended December 31, 2016 and December 31, 2015 was approximately $927,998 and $206,320, respectively.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has voted to approve a one-year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Company’s consolidated financial statements, but significant disclosures to the Notes thereto will be required.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40). In connection with preparing financial statements for each annual and interim reporting periods, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial sheets are available to be issued when applicable). The amendments in this update are effective for the annual period ended after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this guidance is not expected to have a significant impact on the consolidated financial condition, results of operations, or liquidity of the Company.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual items (Subtopic 22-20). The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. Under the amended guidance all reporting entities are within the scope of Subtopic 810-10, Consolidation - Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. The ASU is effective for the annual period ending after December 15, 2015, and all reporting periods thereafter. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU alters the current method for recognizing credit losses within the reserve account. The new guidance will require the allowance to be recorded on day one for the contractual term of the financial asset. ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2019. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

Note 3 - Loans and Payable to Reg. D and Institutional Investors

The Company’s marketplace is where borrowers and Reg. D and Institutional investors engage in transactions relating to custom loans. SSLC issues notes to the borrowers and StreetShares, Inc. issues notes as a means to allow Reg. D and Institutional investors to invest in the associated loans.

F-10

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 3 - Loans and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2016, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$1,062,319	$6,999,470	$8,061,789
Allowance for loans losses	(61,606)	(388,254)	(449,860)

Total loans, net	$1,000,713	$6,611,216	$7,611,929

As of June 30, 2016, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$635,336	$5,204,617	$5,839,953
Allowance for loans losses	(34,204)	(269,692)	(303,896)

Total loans, net	$601,132	$4,934,925	$5,536,057

As of December 31, 2016, payable to Reg. D and Institutional investors, on the accompanying consolidated balance sheet, consists of the following:

Net loans owned by Reg. D and Institutional investors	$6,999,470
Allowance for loan losses	(388,254)
Advances from Reg. D and Institutional investors	776,012

Total payable to Reg. D and Institutional investors	$7,387,228

As of June 30, 2016, payable to Reg. D and Institutional investors, on the accompanying consolidated balance sheet, consists of the following:

Net loans owned by Reg. D and Institutional investors	$5,204,617
Allowance for loan losses	(269,692)
Advances from Reg. D and Institutional investors	764,963

Total payable to Reg. D and Institutional investors	$5,699,888

As of December 31, 2016 and June 30, 2016, loans had original terms of three months, six months, one year, 18 months, two years, three years, and five years.

As of December 31, 2016, all loans outstanding had originated within the previous 29 months, through marketplace auctions. Because the terms of these loans were established through such auctions, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

F-11

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 3 - Loans and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2016 and June 30, 2016, $273,192 and $235,113, respectively, of loans were late in payment over 14 days and $23,800 and $123,419, respectively, of loans were more than 90 days past due and still accruing.

As of December 31, 2016, future annual maturities of notes due to Reg. D and Institutional investors were as follows:

Year Ending June 30	Amount

2017	$4,212,673
2018	3,035,082
2019	137,579
2020	1,893

As of December 31, 2016 and June 30, 2016, allowance for loan losses, on the accompanying consolidated balance sheets, consists of the following:

	The Company	Investor	Total
Allowance for loans losses - Balance as of December 31, 2015	$26,313	$223,668	$249,981

Provision for loan losses	37,166	195,571	232,737
Loans charged off	(29,275)	(149,547)	(178,822)

Allowance for loans losses - Balance as of June 30, 2016	34,204	269,692	303,896

Provision for loan losses	74,317	256,519	330,836
Loans charged off	(46,915)	(137,957)	(184,872)

Allowance for loans losses - Balance as of December 31, 2016	$61,606	$388,254	$449,860

There was $5,688 in net recoveries related to ALL for the six-month period ended December 31, 2016. There were no net recoveries related to ALL for the six-month period ended December 31, 2015.

Note 4 - Redeemable Stock and Stockholders’ Equity

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds which was included in Notes due from shareholders as of June 30, 2016.

F-12

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for

December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,124,786 shares were converted from convertible debt to A Round Series Convertible Preferred Stock. As of December 31, 2016 and June 30, 2016, the Company incurred direct legal costs in the issuance of the A Round Series stock totaling $1,403 and $87,826, respectively, which was reflected as a reduction of the carrying amount of the A Round Series preferred stock on the accompanying consolidated balance sheets.

In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

Voting - Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as two-thirds of the shares, voting as a single and separate class, is required in order to authorize certain actions of the Company including, the removal or replacement of the Chief Executive Officer, Chief Operating Officer, or Chief Technology Officer, any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the A Round Series preferred.

As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated Certification of Incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.

Conversion - The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of December 31, 2016 and June 30, 2016 is 1:1.

Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate, 1)  at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or 2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.

Liquidation - In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.

F-13

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for

December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

Dividends - If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.

Redemption - The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as two-thirds of the shares, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - For the six-month period ended December 31, 2016 and year ended June 30, 2016, the Company issued warrants to purchase up to 0 and 306,470 shares of common stock, respectively, in exchange for hitting various benchmarks, of which 0 and 17,425 shares, respectively, were exercised during the six-month period ended December 31, 2016 and year ended June 30, 2016. Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to February 2021. The Company cancelled warrants to purchase 164,123 shares of common stock previously issued to an investor in August 2015.

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. As of the date of the Restricted Stock Purchase Agreement, 25 percent of the shares of stock will vest immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option on November 5, 2017.

Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015. On July 6, 2015, the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share.

Note 5 - Stock-Based Compensation

In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company was initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair market value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

F-14

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 5 - Stock-Based Compensation - Continued

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Outstanding at December 31, 2015	2,283,105	$0.05	9.3 years

Granted	214,460	$0.06	10 years
Exercised	(442,756)	0.04	-
Canceled	(9,840)	0.04	-

Outstanding at June 30, 2016	2,044,969	0.06	9 years

Granted	1,673,884	0.23	10 years
Exercised	(332,409)	0.04	-
Canceled	(214,792)	0.07	-

Outstanding as of December 31, 2016	3,171,652	$0.15	9.2 years

A summary of vested options and unvested options expected to vest at December 31, 2016 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at December 31, 2016
Vested	248,070	$0.17	9.1 years
Unvested and exercisable	2,923,582	0.15	9.2 years

Vested and Expected to Vest	3,171,652	$0.15	9.2 years

F-15

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 5 - Stock-Based Compensation - Continued

A summary of vested options and unvested options expected to vest at December 31, 2015 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at December 31, 2015
Vested	164,388	$0.05	8.6 years
Unvested and exercisable	2,118,716	0.05	9.3 years

Vested and Expected to Vest	2,283,104	$0.05	9.3 years

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	December 31, 2016	December 31, 2015

Stock price volatility	55%	48%
Expected term	7 years	7 years
Risk-free interest rate	1.33% - 2.29%	1.76% - 2.04%
Dividend yield	0%	0%

The Company recognized compensation expense in the amount of approximately $18,323 and $11,548 for the six-month period ended December 31, 2016 and year ended June 30, 2016, respectively. The total unamortized compensation expense related to awards of approximately $258,775 and $60,400 as of December 31, 2016 and June 30, 2016, respectively, is expected to be recognized over a weighted average remaining period of three years. As of December 31, 2016 and June 30, 2016, the Company received approximately $0 and $62,500, respectively, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets.

F-16

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 6 - Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At December 31, 2016 and June 30, 2016, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of December 31, 2016 and June 30, 2016, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $3,134,873 and $2,065,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Note 7 - Lines of Credit

On June 19, 2014, the Company obtained a line of credit with a financial institution, EagleBank, with maximum borrowings of up to $100,000 to provide the Company short-term working capital and is secured by a first priority blanket lien on substantially all of the Company’s assets and is further guaranteed for repayment by the Company’s two co-founders, individually. Interest is payable monthly which accrues interest at the 30-day London Interbank Offered Rate adjusted on a daily basis plus 3.5 percent, subject to a floor rate of 4.5 percent. The interest rate was 4.5 percent as of June 30, 2016. In December 2014, the Company obtained an additional line of credit with maximum borrowings of up to $400,000. Both line of credits were closed as of June 30, 2016.

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”) where Endeavor shall provide a line of credit to the Company for up to the amount set forth in a schedule provided by the Company. The Company shall pay Endeavor 18 percent simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of the Company. This line of credit is part of a volume purchase deal with Endeavor that is still pending. As of December 31, 2016 and June 30, 2016, the Company drew $452,695 and $252,567, respectively, on the line of credit.

Note 8 - Notes Payable

On November 1, 2016, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $63,527 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 3.74 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $7,169. As of December 31, 2016, the principal balance was $50,183.

On December 7, 2016, the Company entered into an agreement with Endeavor where Endeavor provided a note with a principal amount of $250,000 to the Company to be used exclusively for the accounts receivable factored invoices at a simple interest rate of 14 percent calculated on the last business day of each month. The interest rate of 14 percent will be reduced to 12.5 percent if three separate events happen in accordance with the terms of the agreement. Payments of interest only is due monthly with the full principal balance due on June 30, 2017. As of December 31, 2016, the principal balance was $250,000.

F-17

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for
December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 9 - Related Parties

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of December 31, 2016 and June 30, 2016, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

On December 22, 2015, the Company entered into an agreement with Endeavor, in which Endeavor shall provide a line of credit to the Company. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of the Company. This line of credit is part of a volume purchase deal with Endeavor that is still pending.

On December 7, 2016, the Company entered into an agreement with Endeavor, in which Endeavor provided a note with a principal amount of $250,000 to the Company to be used exclusively for the Pilot Project.

Note 10 - Accrued Expenses

Accrued expenses as of December 31, 2016 and June 30, 2016 were comprised of the following:

	December 31, 2016	June 30, 2016

Accrued marketing fee	$26,209	$-
Accrued professional and legal fee	22,660	60,964
Accrued payroll	71,412	-
Other	21,973	32,127

	$142,254	$93,091

Note 11 - Other Operating Expenses

Other operating expenses for the six-month period ended December 31, 2016 and December 31, 2015, were comprised of the following:

	2016	2015

Benefits	$64,735	$64,234
Conference and seminars	32,022	12,252
Insurance	48,755	4,706
Meals and entertainment	14,929	4,902
Travel	21,679	13,947
Other expenses	49,776	12,693

	$231,896	$112,734

F-18

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2016 (unaudited) and for

December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2016 (audited)

Note 12 - Subsequent Events

The Company has evaluated its consolidated financial statements for subsequent events through March 27, 2017, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

StreetShares Public Investor Holdings, LLC (“SPIH”), a Delaware limited liability company, was formed on January 13, 2017.

Effective March 16, 2017, the Company restructured an agreement with a current Institutional investor resulting in a change to the Institutional investors funding rate from 40 percent to 20 percent of all loans launched within the Institutional investor’s funding criteria. The Company’s subordinated funding of all loans the Institutional investor funds changed from 7 percent to 3.5 percent.

Effective March 16, 2017, the Company issued $3,000,000 in convertible promissory notes to an investor, which are convertible into shares of the Company’s common stock.

F-19